Filed by PVR Partners, L.P. pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: PVR Partners, L.P.

Commission File No.: 001-16735

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY. These documents, and any other documents filed by PVR Partners, L.P. (“PVR”) or Regency Energy Partners LP (“Regency”) with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from PVR by contacting Investor Relations by mail at Attention: Investor Relations, Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, Pennsylvania 19087.

PARTICIPANTS IN THE SOLICITATION

PVR and Regency, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding PVR’s directors and executive officers is contained in PVR’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 25, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between the PVR, and Regency the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about PVR’s or Regency’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

PVR and Regency cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate PVR’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by PVR and Regency with the Securities and Exchange Commission, which are available to the public. PVR and Regency undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

***

MEMO

DATE:	February 28, 2014
FROM:	Mike Bradley, President and CEO
TO:	PVR Employees
SUBJECT:	Acquisition Update

Since my last update to you related to our acquisition of PVR, our integration team has made substantial progress toward identifying the combined organizational structure post-closing and finalizing our integration plans. We are very excited about the long-term opportunities ahead for the combined company. Our goal is to successfully integrate these two companies quickly and seamlessly as possible so there is minimal interruption to day-to-day functions and operations.

The unitholder vote is now set for March 20th, and we anticipate the acquisition will close shortly after, subject to receiving unitholder approval. At this time, I would like to share with you the following information regarding what you can expect leading up to and shortly after closing.

As I previously mentioned, offer letters have been going out in a staged process. Next week, members of the Regency team will be visiting the Las Colinas, Kingsport and MidCon Field Offices to meet with employees, communicate retention information and distribute offer letters. If you are in these locations, your managers will be providing you with more information regarding timing of these meetings. At the conclusion of next week, all communications with employees regarding organization structure, offers, retention and transition should be complete.

Over the next couple of weeks, our HR team will be holding meetings in major offices to provide more detailed overviews of our compensation and benefits programs. Additionally, we are preparing corporate and function-specific orientation programs that will outline our plans for the first week following closing. You will be provided with binders that include helpful information, key contacts, directions to access data, operating systems and software applications, policies, and other information necessary to performing your job functions, all of which will be covered in more detail during orientation. We will communicate where you should go for orientation on day one shortly before closing.

There is still much work to be done on the remainder of the integration plan. Leading up to the closing date, we will continue to finalize portions of the plan and pledge to communicate additional details as appropriate. I appreciate your patience through the integration period as we combine these partnerships and work toward our goals of creating long-term value for our customers and our investors.

Should you have additional questions, please continue to submit them to communications@regencygas.com and we will respond to them as quickly as possible.

Sincerely,

President and CEO

Regency Energy Partners